Exhibit 99.1

October 17, 2011

New York Stock Exchange

NYSE Regulation Inc.

20 Broad Street, 13th Floor

New York, NY 10005

United States of America

Kind Attn : Mr. Yuri Tsadyk / Mr. Mark Iyeki

Dear Sirs,

Ref: Stock Code : SLT

Sub : Revised Record Date – Interim Dividend for Financial year 2011-2012

With reference to our letter dated October 15, 2011, it is requested to please consider the revised date of Tuesday, November 1, 2011 as Record Date for interim dividend for the financial year 2011-2012 and the same will be payable, if considered and approved by the Board of Directors at its proposed meeting scheduled to be held on October 24, 2011.

Request to please take the above on record

Thanking you,

Yours faithfully,

for Sterlite Industries (India) Limited

/s/ Rajiv Kumar Choubey 17.10.2011

Rajiv Kumar Choubey

Company Secretary & Compliance Officer